APH:TSX-V, OTCQB:APCSF **December 19, 2011**

ALDA schedules Annual General and Special Meeting for January 23, 2012

Vancouver, BC - ALDA Pharmaceuticals Corp. (APH:TSX-V) (the "Company" or "ALDA") announces that it has scheduled an Annual General and Special Meeting (the "Meeting") to be held on January 23, 2012 to elect its Board of Directors, appoint the auditor and approve the Stock Option Plan. In addition, the Company will be putting forth the following proposals at the Meeting.

1. Share consolidation

A consolidation of ALDA's common shares will be proposed. The Company believes that the completion of a share consolidation would facilitate future financings, as these would be accomplished through the issuance of common shares of ALDA. The Company currently has 63,996,799 common shares outstanding. ALDA proposes to consolidate its common shares such that one (1) new common share would be issued for every twenty (20) common shares outstanding, or such lower consolidation ratio as may be determined by the directors of ALDA. If the share consolidation is completed on a 20 to 1 basis, ALDA would have approximately 3,199,840 post-consolidated common shares outstanding. The proposed share consolidation is subject to the approval of the TSX Venture Exchange and the shareholders of ALDA.

2. Product acquisition

ALDA is evaluating the acquisition of the rights to new products ("the Acquisition") in exchange for a number of post-consolidation shares of ALDA, or cash or a combination of cash and shares, as yet to be determined. Because the Acquisition may involve the issuance of more than 10% of the post-consolidation shares of the Company, the approval of the TSX Venture Exchange and the shareholders of ALDA will be required. The Acquisition is not expected to result in a Change of Business or constitute a Reverse Takeover.

The Company also announces that Mr. Eugene Hodgson has resigned from the Board of Directors of ALDA. The Board thanks Mr. Hodgson for his service as a Director and wishes him well in his future endeavours. The Company is pleased to announce that Mr. Sina Pirooz has been appointed to the Board of Directors of the Company to replace Mr. Hodgson. Mr. Pirooz is a registered and practising pharmacist and a professional member of the College of Pharmacists of British Columbia, with over ten years of pharmaceuticals and pharmacy management experience. He provides consulting, pharmacist and pharmacy management services to many of Canada's largest and established drug store chains, pharmacy chains and independent pharmacies and drug stores Mr. Pirooz is also engaged in the sales, marketing and export of pharmaceuticals, OTC drugs and health supplements to the Middle East. Mr. Pirooz is a welcome addition to the Board of Directors of ALDA.

Further details on these topics will be contained in the Company's Information Circular for the Meeting which will be mailed to shareholders and posted on under the Company's profile at www.sedar.com.

Terrance Owen
President & CEO
ALDA Pharmaceuticals Corp.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "plan," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

ALDA Pharmaceuticals Corp.
Telephone [604] 521.8300 - Facsimile [604] 521.8322
www.aldacorp.com